Shareholder Voting Results

At a Special Meeting of Shareholders of the Fund, held at the offices of Gemini Fund Services, LLC, 80 Arkay
Drive, Suite 110, Hauppauge, NY 11788, on Thursday,
March 28, 2013, shareholders of record at the close of business on February 11, 2013 voted to approve the following proposals:

Proposal 1: To approve a new investment management agreement between the Northern Lights Fund Trust and Crow Point Partners, LLC:


Shares Voted			Shares Voted Against
In Favor			  or Abstentions
1,210,659			     11,822